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NAME OF REGISTRANT: Walmart Inc.

NAME OF PERSON RELYING ON EXEMPTION: United for Respect Education Fund

ADDRESS OF PERSON RELYING ON EXEMPTION: 2108 N ST STE 4231, Sacramento, CA 95816

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily.

April 28, 2023

Dear fellow Walmart shareholders,

Every person deserves to be safe at work, and every employer has an obligation to implement reasonable safety measures to protect employees and customers from harm. This is especially true in public-facing positions that come with obvious risks – exposure to illness, violence, physical harm, and mental distress. For a company like Walmart, owned by one of the richest families in the world, the failure to invest in employee safety sends a clear message to associates: our lives are not assets worth protecting.

Retail positions are filled with occupational hazards that can pose serious health and safety risks to workers. Slips, trips and falls are among the most common hazards in the retail sector. These accidents happen due to wet floors, cluttered aisles and the pressures of understaffing, among other potential risks. In 2021, Walmart paid more than $1.4 million to compensate Linda Watts for injuries (torn rotator cuff and dislocated shoulder) she suffered after sliding on a floor mat at a cash register. Watts’ incident is not an isolated one.i Workplace safety and health violations are so common at Walmart that Good Jobs First, started a violation tracker to aggregate Occupational Safety and Health Administration violations at the company.ii These violations have levied millions of dollars in penalties on the company.

Lamentably, Walmart associates also suffer from a less obvious but more pernicious occupational hazard: gun violence. Last November, six associates at a Walmart store in Virginia were killed on the job in a tragic mass shooting perpetrated by a Walmart manager.iii Just two months later, there was a separate attack, this time at a store in Indiana.iv These are not isolated tragedies – between January 1, 2020 and November 22, 2022 there were at least 363 gun incidents and 112 gun deaths at Walmart locations across the country.v Walmart associates are still haunted by the horrific memory of the 2019 mass shooting, motivated by racism and hate, that took the lives of 23 people at a Walmart store in El Paso, Texas.vi

In the wake of these incidents, Walmart executives, including CEO Doug McMillon, failed to update store safety policies, enhance security, listen to workers’ concerns or take any real steps to protect associates and customers on the job. Company spokespeople are quick to offer ‘thoughts and prayers’ and then move on to the next issue. How many more people have to die at Walmart before the company invests in real changes?

As a 22-year Walmart associate, I am personally invested in keeping myself and my fellow associates safe at work. At Walmart’s annual shareholder meeting in May, investors will consider a resolution I filed calling for an independent review of the company’s policies and practices on workplace safety and violence. While my proposal does not require the company to do so, I hope this review includes engagement with a wide variety of stakeholders, including hourly associates, and sets forth concrete recommendations for protecting the well-being and lives of Walmart employees.

I ask my fellow shareholders to vote yes for this proposal.

Please contact Bianca Agustin at bianca@united4respect.org for more information or to arrange to speak with me.

Sincerely,

Cynthia Murray

Walmart Associate

Hyattsville, Maryland

Workplace Safety and the Prevention of Workplace Violence

PROPOSAL 12

Resolved: Shareholders urge Walmart Inc. (“Walmart” or the “Company”) to conduct a third-party, independent review of the impact of Company policies and practices on workplace safety and violence, including gun violence. A report on the review, prepared at reasonable cost and omitting proprietary information, should be published on Walmart’s website. At company discretion, the proponents recommend the audit and report include: (1) Evaluation of management and business practices that contribute to an unsafe or violent work environment, including staffing capacity and the introduction of new technologies; and (2) Recommendations that will help Walmart create safer work environments and prevent workplace violence.

INTRODUCTION
Walmart and its investors have a shared obligation to ensure that the company is a safe place for both customers and associates.

Health and safety risks to Walmart Associates were exacerbated by the COVID-19 pandemic. From early 2020 to the present day, Walmart associates have criticized the Company’s response and lack of regard for employee well-being.vii In analyzing OSHA data from 2021, the National Employment Law Project (NELP) found that COVID-19 infection rates at Walmart stores across America increased, while the average private sector rate declined.viii According to NELP, Walmart associates working in supercenters were 75% more likely to experience work related injuries and illness compared to the retail industry average.ix Workplace injuries cost U.S. businesses billions of dollars every year.x A study by the Strategic Organizing Center found that for every 100 full-time equivalents at Walmart, 3 FTEs were likely to be injured in a given year, while 1 FTE were likely to be seriously injured.xi Given the size of Walmart’s U.S. based workforce, this translates to 48,000 Walmart workers getting injured every year with an additional 16,000 getting seriously injured while working at Walmart.

Walmart associates also suffer from a less obvious but more pernicous occupational hazard. Workplace violence, specifically gun violence, has become a serious and common occupational hazard for Walmart associates. Between January 1, 2020 and November 22, 2022 there were at least 363 gun incidents at Walmart locations across the United States that killed 112 people.xii

WALMART ASSOCIATES SUFFER HIGH RATES OF INJURY AND ILLNESS

In 2019, the National Council for Occupational Safety and Health (National COSH) listed Walmart as one of the "Dirty Dozen" employers for unsafe working conditions, citing incidents of serious injury and fatalities in its stores.xiii The report highlighted concerns related to workplace violence, inadequate training, and insufficient staffing levels.

Walmart has also been criticized for its handling of the COVID-19 pandemic. Associates have reported inadequate safety measures, lack of personal protective equipment, lack of paid sick leave, as well as feeling pressured to come into work while feeling sick. Research conducted by Human Impact Partners found Walmart could have prevented over 7,500 COVID-19 cases and saved 133 lives with better workplace protections and a more robust paid sick time policy. In addition, researchers have estimated that 125,000 Walmart workers in the United States likely contracted COVID-19 between February 2020 and February 2021.xiv

The pandemic was not the first time Walmart’s internal safety protocols have been scrutinized. The company has been subject to multiple lawsuits and fines related to safety violations that have hurt its reputation and bottom line. Since 2016, Walmart has paid hundreds of thousands of dollars in OSHA fines.xv In 2020, Walmart only filed 242 injury reports to OSHA for more than 242 facilities, while in the same year OSHA300A logs depict over 53,000 Walmart associates getting injured on the job.xvi xvii In addition to physical safety hazards, Walmart's general employment practices also impact employee well-being. Associates have reported being subjected to intimidation and retaliation for speaking out about safety concerns and trying to organize for better working conditions.

Walmart Associates such as TaNeka Hightower of Tennessee, have expressed Walmart’s lack of commitment to worker health and safety. In an interview with Hightower, she shared how she felt expendable to the Company in stating that Walmart values profits over the welfare of their workforce. “I’m a person first, I’m not a number for Walmart to make profits! No one should have to go to work and be unsafe. People should feel safe shopping. I shouldn’t have to worry about the possibility of an active shooter. I shouldn’t have to worry about hurting myself pulling pallets without having the appropriate machines to help me do this work. I’ve seen managers and associates get injured doing the work of five people. It shouldn't be like this! It doesn’t have to be like this!”

INCIDENTS OF WORKPLACE VIOLENCE IN RETAIL SETTINGS ARE INCREASING
News headlines about mass shootings and gun violence are ubiquitous in this country, but less talked about are the related occupational hazards some workers uniquely face by virtue of their jobs. For Walmart associates these hazards range from accidental firearm discharges, to intentional shootings and mass shootings, all of which produce serious injuries and fatalities for Walmart associates and customers alike. One high-profile mass shooting occurred in August 2019 when a gunman opened fire at a Walmart store in El Paso, Texas killing 23 people and injuring many more.xviii More recently Walmart made national news when six associates at a Walmart store in Chesapeake, Virginia were killed on the job in a tragic mass shooting perpetrated by a Walmart manager in November 2022.xix

The El Paso shooting prompted survivors and associates to call on Walmart to change their gun sale policies and was a catalyst for lawmakers to push for tighter gun control legislation. In September 2019, Walmart announced that it would stop selling certain types of ammunition and would ask that customers not openly carry firearms in their stores, even in states where it is legal to do so.xx

The company’s track record demonstrates that current efforts are not working to protect associates or customers. Incidents of gun violence have become all too common at Walmart. Between January 1, 2020 and November 22, 2022 there were at least 363 gun incidents and 112 gun deaths at Walmart.xxi By comparison, Kroger experienced 45 gun-related incidents during the same time period. Grocery chains like ShopRite, Whole Foods, Costco, Stop & Shop experienced less than 10 gun incidents.xxii For every 100 Walmart stores there were 7.8 gun incidents, compared to 3.3 incidents for every 100 Kroger locations and 1.1 incidents for every 100 Whole Foods locations. The sheer rate of gun violence incidents at Walmart stores should raise concerns over the health and safety of associates and customers. Walmart shareholders can help address these concerns by asking the company to conduct an independent audit to assess the effectiveness of the company’s safety and violence prevention policies and protocols.

Conclusion

An independent third-party audit of Walmart’s workplace safety and violence prevention policies and practices will help Walmart create safer work environments and could lead to a reduction in the number of shooting incidents in or near Walmart stores, as well as contribute to an increase in worker productivity, retention, and morale.

For these reasons, we urge Walmart shareholders to Vote FOR Proposal 12 on the company’s proxy statement.

For questions, please contact Bianca Agustin at bianca@united4respect.org.

i Land, Greg. “Federal Jury Awards $1.4M in Ga. Walmart Slip and Fall.” Law. 8 Dec, 2021. Available at: https://www.law.com/dailyreportonline/2021/12/08/federal-jury-awards-1-4m-in-ga-walmart-slip-fall/ .. Accessed on 1 April, 2023.

ii Violation Tracker Current Parent Company Search: Walmart.” Good Jobs First. https://violationtracker.goodjobsfirst.org/?parent=walmart&order=penalty&sort=asc. Accessed on 1 April, 2023.

iii Heim, J., Wm. Moyer, J., J. Lang, M. “Walmart gunman showed troubling behavior before attack, ex-colleagues say.” The Washington Post. 4 Dec, 2022. Available at: https://www.washingtonpost.com/dc-md-va/2022/12/04/walmart-shooting-virginia-chesapeake-behavior/. Accessed on 1 April, 2023.

iv Sundby, A,, Tanyos, F. “Gunman in Walmart shooting told workers at nightly meeting to line up against wall, Indiana Police say.” CBS News. 21 Jan, 2023. Available at: https://www.cbsnews.com/news/shooting-walmart-evansville-indiana-suspect-killed/. Accessed on 1 April, 2023.

v “Following Virginia Walmart shooting, new research shows gun violence is a serious threat at nation’s grocery stores.” Guns Down America. 23 Nov, 2022. Available at: https://www.gunsdownamerica.org/new-research-shows-gun-violence-is-serious-threat-at-grocery-stores/. Accessed on 1 April, 2023.

vi Morgan, L., Weber, P. “Texas man pleads guilty in racist 2019 Walmart attack. AP News. 9 Feb, 2023. Available at: https://apnews.com/article/mexico-united-states-government-patrick-crusius-texas-el-paso-a2a924593883056af3782f33e3200fee. Accessed on 1 April, 2023.

vii Murray, C. “If Walmart wants to hear workers’ voices, it should give us a seat at the table.” FORTUNE. 16 Oct, 2020. Available at: https://fortune.com/2020/10/16/walmart-workers-covid-19-safety-board-seats/. Accessed on 1 April, 2023.

viii NELP analysis of OSHA Injury Tracking Application and the Bureau of Labor Statistics Survey of Occupational Illness and Injury

ix NELP analysis of OSHA Injury Tracking Application and the Bureau of Labor Statistics Survey of Occupational https://www.bls.gov/news.release/pdf/osh.pdf

x 2022 Workplace Safety Index: the top 10 causes of disabling injuries. Helmsman Management Services LLC. 14 Sept, 2022. Available at: https://www.helmsmantpa.com/2022/06/17/2022-workplace-safety-index-top-10-causes-of-disabling-injuries/. Accessed on 1 April, 2023. And
Elflein, J. “Direct costs of the top 10 most disabling U.S. workplace injuries in 2022.” Statistia. 23 Aug, 2022. Available at: https://www.statista.com/statistics/711311/direct-costs-of-top-disabling-workplace-injuries-in-the-us/. Accessed on 1 April, 2023.

xi Primed for Pain: Amazon’s Epidemic of Workplace Injuries. Strategic Organizing Center. May 2021. Available at: https://thesoc.org/amazon-primed-for-pain/. Accessed on 1 April, 2023.

xii “Following Virginia Walmart shooting, new research shows gun violence is a serious threat at nation’s grocery stores.” Guns Down America. 23 Nov, 2022. Available at: https://www.gunsdownamerica.org/new-research-shows-gun-violence-is-serious-threat-at-grocery-stores/. Accessed on 1 April, 2023.

xiii National Council for Occupational Safety: The Dirty Dozen 2019. April 2019. Available at: https://nationalcosh.org/sites/default/files/uploads/2019_Dirty_Dozen.pdf. Accessed on 1 April, 2023.

xiv https://www.nytimes.com/2021/09/27/business/walmart-coronavirus-workers-safety.html

xv Occupational Safety and Health Administration Enforcement Cases with Initial Penalties of $40,000 or above using the term Wal-Mart and Walmart. Available at: https://www.osha.gov/enforcement/toppenalties. Accessed on 1 April, 2023.

xvi Greene, J., Alcantara, C. Amazon warehouse workers suffer serious injuries at higher rates than other firms. The Washington Post. 1 June, 2021. Available at: https://www.washingtonpost.com/technology/2021/06/01/amazon-osha-injury-rate/?itid=hp-top-table-main. Accessed on 1 April, 2023.

xvii Occupational Safety and Health Administration: Establishment Specific Injury and Illness Data search “CY 2020” for Walmart. Available at: https://www.osha.gov/Establishment-Specific-Injury-and-Illness-Data. Accessed on 1 April, 2023.

xviii Chavez, Julio-Cesar. “Death toll reaches 23 from last year’s mass shooting in El Paso, Texas.” Reuters. 26 April, 2020. Available at: https://www.reuters.com/article/uk-texas-shooting-idUKKCN22900J. Accessed on 1 April, 2023.

xix Elamroussi, Aya. “The youngest of 6 victims in a deadly mass shooting at a Virginia Walmart has been identified as authorities learn more about the gunman.” 26 Nov, 2022. Available at: https://www.cnn.com/2022/11/26/us/chesapeake-virginia-walmart-shooting-saturday/index.html. Accessed on 1 April, 2023.

xx Corporate Walmart: McMillon to Associates: Our Next Steps in Repsonse to the Tragedies in El Paso and Southaven. 3 Sept, 2019. Available at: https://corporate.walmart.com/newsroom/2019/09/03/mcmillon-to-associates-our-next-steps-in-response-to-the-tragedies-in-el-paso-and-southaven. Accessed on 1 April, 2023.

xxi “Following Virginia Walmart shooting, new research shows gun violence is a serious threat at nation’s grocery stores.” Guns Down America. 23 Nov, 2022. Available at: https://www.gunsdownamerica.org/new-research-shows-gun-violence-is-serious-threat-at-grocery-stores/. Accessed on 1 April, 2023.

xxii “Following Virginia Walmart shooting, new research shows gun violence is a serious threat at nation’s grocery stores.” Guns Down America. 23 Nov, 2022. Available at: https://www.gunsdownamerica.org/new-research-shows-gun-violence-is-serious-threat-at-grocery-stores/. Accessed on 1 April, 2023.